

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

<u>Via E-Mail</u>

Adolfo Castro Rivas
Chief Executive Officer
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Bosque de Alisos No. 47A – 4 Floor
Bosques de las Lomas
05120 Mexico, D.F. Mexico

> **Re:** **Grupo Aeroportuario del Sureste, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 001-15132**

Dear Mr. Castro:

We have reviewed your filing and have the following comments. In one of our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2012</u>

<u>General</u>

1. Please revise to ensure that financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. Refer to SAB Topic 11E.

Item 5. Operating and Financial Review and Prospects
Liquidity and Capital Resources
Cash Flows, page 111

2. We note that your cash flows from operating activities increased 44% from 2011 to 2012.
    Please revise to provide a comparative analysis of the material factors contributing to the
    variance in your cash flows from operating activities. In this regard, please note that
    references to results of operations, recorded on an accrual basis, and changes in working
    capital line items as reported on the balance sheet may not provide a sufficient basis for a
    reader to analyze the change in the amount of cash from operating activities without a basis
    for how cash was directly impacted by such and a discussion of specific underlying factors or
    components.   For further guidance, please refer to Section IV.B.1 of "Interpretation:
    Commission Guidance Regarding Management's Discussion and Analysis of Financial
    Condition and Results of Operations," which is available on our website at
    http://www.sec.gov/rules/interp/33-8350.htm. Additionally, quantify all cited factors so that
    investors may understand the relative impact of each.

Notes to Consolidated Financial Statements
Note 23 - Subsequent events
Luis Muñoz Marín San Juan de Puerto Rico International Airport, page F-49

3. We note your U.S.$100.0 million subordinated shareholder loan to Aerostar as part of the
    initial funding of the venture. Please explain to us your consideration of this loan in regard to
    whether you have control of the venture pursuant IFRS 10. You disclose that you are entitled
    to cash interest payments on the subordinated loan whenever certain conditions are met,
    including that dividends are permitted to be paid, and that interest on the loan is capitalized
    when cash interest payments are not permitted. In your response, tell us the purpose for the
    subordination of the loan, how it is subordinated, and describe any terms and conditions of
    the loan that grant you additional rights or abilities in regard to the venture arrangement and
    operation of the airport.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief